EXHIBIT 21.2

List of Material Subsidiaries of Guitar Center Holdings, Inc. as of December 31, 2012

Name:	Jurisdiction:
Guitar Center, Inc.	Delaware
Guitar Center Stores, Inc.	Delaware
Musician’s Friend, Inc.	Delaware
Music123, Inc.	Delaware
GTRC Services, Inc.	Delaware
Woodwind & Brasswind, Inc.	Delaware